Filed by South State Corporation

pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company:  CenterState Bank Corporation

Commission File No.: 333-237214

The following is a transcript of the joint earnings call for the first quarter of 2020 held by South State Corporation and CenterState Bank Corporation on Friday, April 24, 2020.

Call Participants

EXECUTIVES

Daniel E. Bockhorst

Chief Credit Officer

CenterState Bank Corporation

John C. Corbett

President, CEO & Management Director

CenterState Bank Corporation

John C. Pollok

Senior EVP, CFO & Director

South State Corporation

Jonathan S. Kivett

Chief Credit Officer

South State Corporation

Robert R. Hill
CEO & Director
South State Corporation	Michael Edward Rose
Raymond James & Associates, Inc.,
Stephen Dean Young	Research Division
Executive VP & COO
CenterState Bank Corporation	Stephen Kendall Scouten Piper Sandler & Co., Research Division

William E. Matthews

CFO & Executive VP

CenterState Bank Corporation

ANALYSTS

Catherine Fitzhugh Summerson Mealor

Keefe, Bruyette, & Woods, Inc.,

Research Division

Christopher William Marinac

Janney Montgomery Scott LLC,

Research Division

Jennifer Haskew Demba

SunTrust Robinson Humphrey, Inc.,

Research Division

Kevin Patrick Fitzsimmons

D.A. Davidson & Co., Research Division

Presentation

Operator

Good morning, and welcome to the Joint South State Corporation and CenterState Bank Corporation Quarterly Earnings Conference Call. Today’s call is being recorded. [Operator Instructions]

I will now turn the call over to Will Matthews, CenterState Bank Corporation’s Chief Financial Officer. Please go ahead.

William E. Matthews

CFO & Executive VP

Good morning, and welcome. Thank you for joining us. This is Will Matthews, and joining me on this call are Robert Hill, John Corbett, John Pollok, Steve Young, Richard Murray, Dan Bockhorst and Jonathan Kivett. Given our pending merger, we thought it appropriate to hold a joint conference call to discuss our first quarter results in order to facilitate the sharing of information that may be of interest to investors in both companies.

Let me first state that we are, of course, still operating 2 companies separately, and we’ll continue to do so through closing. While we are managing 2 separate companies, we’re actively engaged in integration planning, and believe we are making great progress on these plans, and we look forward to becoming 1 company, officially on the same team upon closing.

The format for this call will be that we will each provide prepared remarks about our individual company’s performance, and we’ll then open it up for questions, which we will take jointly. We will ask, when you have a question that you direct it to either a person, a company or both. Given our inability to travel due to the coronavirus, we’re each calling in from different locations, we hope the technology and our operation thereof will cooperate, and we thank you in advance for your patience with the difficulties presented by holding a teleconference with multiple speakers from multiple locations and phone lines.

Yesterday evening, each company issued a press release to announce its earnings for Q1 2020. We have also each posted presentation slides that we will refer to on today’s call on each company’s Investor Relations website.

Before we begin our remarks, I want to remind you that comments made by management teams of both South State and CenterState may include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements we may make are subject to the safe harbor rules. Please review the forward- looking disclaimer and safe harbor language in today’s press release and presentation for more information about risks and uncertainties which may affect us.

Now I’ll turn the call over to John Corbett. He and I will deliver CenterState’s prepared remarks, after which, we will turn it over to Robert Hill to lead the South State team through its comments. We’ll then take joint Q&A. John?

John C. Corbett

President, CEO & Management Director

Thank you, Will. Good morning to all of you, and thanks for joining us this morning. I hope you and your families are remaining healthy and safe. I’m going to share some high-level observations on our business performance, talk about our efforts to support our employees and clients during this humanitarian crisis, then also give you an update on our pending merger.

For the first quarter of 2020, CenterState produced $35 million in after tax earnings. This is after an elevated CECL provision of $45 million as a result of the pandemic. Even after the special loan loss reserve, the company still produced a return on tangible common equity of about 10%. Capital levels remained strong with a tangible common equity at 9.1%. In response to the pandemic, both Will and Steve have begun stressing our capital position on a pro forma basis with South State Bank, to confirm our ability to travel through this cycle without impacting our dividend or common equity. Together with South State, we entered this downturn with a much stronger pretax pre-provision earnings than a decade ago, a conservatively underwritten credit book with significant borrower equity and surplus capital.

Fee income continues to be a bright spot as the drop in interest rates provides a tailwind to both our capital markets business and mortgage business. Both of these businesses are operating at record levels of sales and profitability. Fee income now represents 1.3% of assets, which is above our 1% goal. The liquidity of the company is also strong, with over $1 billion in cash and fed funds driven by non-CD deposit growth of 13% during the quarter. As for asset quality, CenterState ended the quarter in good shape with an NPA ratio of 48 basis points and only 5 basis points of net charge- offs.

While bottom line earnings are always important, other more urgent priorities took center stage in March and April as we quickly shifted our attention to the health and safety of our teammates and providing financial relief to our clients during the mandatory shutdown. We kept our branches open during the shutdown, but we moved quickly to limit them to drive- thru service only to reduce the exposure of the virus to our branch employees. 93% of the remaining non-branch staff have been working from home ever since. Fortunately, our teams have experienced working from home during hurricane season, when there are also mandatory closures. Despite the personal hardships on our team, they were eager to provide financial relief to our clients. Times of crisis are when our clients depend on us the most, and we could really make a difference in their lives. Early in the shutdown, our relationship managers and branch managers began an organized calling campaign to proactively offer assistance to those that are the most vulnerable. We offered loan payment deferrals, fee waivers for ATMs and CD withdrawals. We increased our mobile deposit limits and began ramping up the process to distribute paycheck protection loans to struggling small business clients.

I’d like to suggest that it’s time to rethink the term banker’s hours. When I started in this business 30 years ago, I had a preconceived notion, like many, of a 9 to 5 workday and golf at the country club in the afternoon. Nobody predicted that banker’s hours in 2020 would be 24 hours a day, 7 days a week, with bankers at their desks after midnight. That is precisely what occurred in the 2 weeks after the PPP forgivable loan program was launched by the SBA. Easter weekend was the crucible as our bankers in CenterState worked around the clock and processed 2,800 loans to the SBA for loan proceeds of $0.5 billion in just 2 days, Saturday and Easter Sunday. To put that in perspective, that is 3x the volume of loans that we generated a month, and our team did it over a holiday weekend. Since the program launched, CenterState secured, in total, nearly 7,000 loans for $1.1 billion of cash flow relief for our small business clients. The largest loan was $6 million, and the smallest was just $1,170. Borrowers included everything from doctors to plumbers to retail stores and to churches and schools.

In all, CenterState secured continued paychecks for 130,000 workers. And I’d like to publicly express my pride and appreciation to our team for their patriotism during a national crisis. They stepped up and they were there for our clients at a time of need.

Finally, I’m happy to announce that the merger between CenterState Bank and South State Bank is proceeding as planned. We filed the S-4, and we have scheduled the shareholder vote for May 21. We feel confident that the merger will close on schedule in the third quarter, and there’s also a small chance we could complete the merger ahead of schedule. Our joint South State and CenterState executive team began working together as one leadership team before the announcement in January, and we continue to meet every Wednesday to integrate the 2 companies, even during this crisis.

Periods like this of crisis and stress can be times when new teams are fragmented and people are driven apart, or they can be opportunities when new teams are strengthened through the trials that they overcome together. As our newly combined executive team with South State collaborated through the crisis, the silver lining is that our personal relationships and our trust in one another have grown stronger. We are eager to move forward to serve our clients and communities and to produce generous returns for our shareholders and to do it together as one high-performing company. Will, over to you for more color on the first quarter financials.

William E. Matthews

CFO & Executive VP

Thanks, John. Our net interest margin was 4.17%, down 8 basis points from Q4. Our core NIM, excluding all accretion, was 3.74%, down 3 basis points. Loan yields ex accretion were down 9 basis points. Interest-bearing deposit costs were down 10 basis points, and our team has made good progress again in March after the rate cuts. With a record quarter for revenue in spite of 1 fewer day and $2.3 million in lower accretion income versus Q4, driven by our noninterest income businesses.

Our correspondent business, which is capital markets and fixed income, had $27.8 million in revenue. Mortgage had a great quarter as well with revenue of $11 million.

Turning to credit and CECL. We had non-PCD net charge-offs of $1.1 million or 4 basis points annualized, with total net charge-offs of $1.4 million or 5 basis points. Nonaccrual loans ended at $79.4 million with the new accounting treatment of PCD loans, bringing ending NPAs to assets to 48 basis points. Absent the accounting change, the nonperforming ratios were in line with the previous 4 quarters.

Our initial seasonal reserve was $115 million or 96 basis points, plus an additional $6 million for unfunded commitments. Additionally, at quarter-end, and in light of the impact of the coronavirus on economic forecasts, we made a Q1 provision for credit losses of $44.9 million, plus an additional $1 million expense to increase the reserve for unfunded commitments for a total expense of $45.9 million, in spite of us only recognizing $1.4 million in net charge-offs during the quarter and essentially having very little loan growth. This brings our ending allowance for credit losses to $158.7 million or 1.32%. This represents a 37.7% increase over the day 1 CECL adoption allowance. Including the reserve for unfunded commitments, which resides on the liability side of the balance sheet, this would be 138 basis points. We also have on the balance sheet a remaining noncredit discount of $81.2 million for purchased loans as is disclosed on Page 6 of the earnings release.

Turning to noninterest expenses. Our efficiency ratio was 54.9% adjusted. Relative to Q4 ‘19, our compensation expense was up $4.1 million, including $2.9 million in higher health insurance as we have a self-insured high deductible plan, so Q1 expense estimates are often higher and $1 million in higher FICA expense in Q1 versus Q4 ‘19 due to the annual resetting of the FICA cap. Also included in our other NIE line is the $1 million expense to increase the CECL reserve for unfunded commitments. And our FDIC assessment expense was up $1.1 million versus Q4.

In terms of our tax rate, we recognized a $2.3 million benefit from the ability under the CARES Act to carry back NOLs to prior years with a higher tax rate. We also had some equity comp payout in the first quarter and recognized $1.4 million in excess tax benefits from that.

Turning to capital formation. We reported an ROTCE of 9.9% in spite of the $46 million provision for credit losses and unfunded commitments in the quarter. And while we did grow the balance sheet to add some liquidity and had 13% non- CD deposit growth and 17% DDA growth, our loan growth was only 1%. So loan growth did not consume capital in Q1. While margins for the industry will feel pressure in this 0 rate environment, which will impact our profitability, of course, we’re pleased we were able to earn an almost 10% ROTCE in a quarter with this kind of credit cost and that we earned over $90 million in pretax, pre-provision income in the quarter. This equates to a pre pre-ROA of 2.09%.

We’re also pleased that we ended the quarter with a TCE ratio north of 9% on the heels of the CECL adoption and a higher Q1 CECL provision expense.

So a strong capital position, good core deposit growth, strong pre pre-performance and a healthy addition to our allowance during the quarter, with a respectable ROTCE of almost 10% after all of that.

I’ll now turn it over to Robert.

Robert R. Hill

CEO & Director

Good morning. It’s a pleasure to be with you today and hope that you, your coworkers and your families are well.

Our first quarter was strong, with record revenues, solid loan and deposit growth and a strengthened balance sheet, with added liquidity and increased provisioning for loan losses. Our pre-provision earnings were at record levels, we felt that preparation for the economic environment ahead of us was very important. We, therefore, bolstered our loan loss provision by approximately $36 million. John Pollok will provide more color on our financial results in just a minute. And I will start by sharing the way our bank is leading and managing through this period.

Our bank is a reflection of the people, businesses and communities we serve. When they are going through tough times, it is our job to be part of the solution. This has been the foundation of our culture since the bank was started on the heels of the Great Depression, and it continues to this day. Our bankers have served and sacrificed in the last few weeks to support our customers like never before.

Beginning in late February, our crisis response team was activated in response to COVID-19. This team has guided us successfully through a number of natural disasters. And while this crisis is different, the experience gained from past disasters is invaluable.

I would like to talk about where our focus has been these past few weeks and what we’re doing to prepare for a more challenging future. Throughout this period, we remain committed to making decisions based upon a long-term view. And we see this as a time where relationships can be forged for decades to come.

Our focus is in 2 main areas: our team and our customers. Let me start with our team. In addition to the ongoing efforts of running the company, our team has been working around the clock to assist customers. All the while, we are still working to merge our 2 great companies in the third quarter of this year. I’m very proud of our team and enormously grateful for how they’ve handled this crisis. Throughout the company, the stories of sacrifice are incredibly inspiring. The South State team has responded to the call. As strong as we have been in the past, we have never been stronger as a team than we are today, with 80% of our employees working from home and certain branch and support teams continue to work at their respective locations, with almost all of our branches open and providing drive through service. We have been fortunate to have just a few employees impacted by COVID-19.

As it relates to our customers, while we are not on the health care front lines, we are among the economic first responders. We are companies whose deposit and loan relationships are made up of hundreds of thousands of individuals and businesses. This crisis knows no boundaries, and it’s impacting small- and medium-sized businesses and their employees across our footprint, providing customer access to our bankers and our branches has been our top priority. We have expanded our outreach, both in person and digitally and have experienced a significant increase in our digital delivery channels. Early on, we mobilized task forces in both our consumer and commercial areas to develop responses to customer needs.

We have found that in times of crisis, communication is even more important. Job 1 was to proactively call our customers and understand how they are positioned to weather the storm. Much of the efforts to date have been focused on providing principal and interest deferrals to consumer and commercial customers and facilitating loans for small businesses through the PPP program. We took a proactive approach with 90-day payment deferrals for areas most impacted. We’ve processed principal and interest deferrals of approximately 4% of our notes and 20% of total principal balances. These deferrals were not made because of inability to pay, but instead, these deferrals allow us to have a more constructive dialogue with our customers and to work together to manage through this environment.

And regarding the PPP program, our team has worked around the clock for weeks to support existing customers and welcome new customers to our bank. To date, we have assisted almost 6,000 small businesses through the program for a total of approximately $900 million. The average loan size is about $150,000. We have a great opportunity to assist those in need. And as other programs are developed, we stand ready to deliver them to our customers.

South State enters this period in very good financial health. Our operating principles have always been soundness, profitability and growth. Soundness speaks to capital strength, core deposit funding, liquidity and a granular and high- quality loan portfolio. While this crisis is certainly different than others we have faced, in many ways, we have been making decisions in preparation for this crisis for decades.

Finally, I want to thank both the CenterState and South State teams. While we continue to operate and serve our customers separately during this time, we are becoming stronger as one team. This crisis we’re experiencing today makes the opportunity we have together even more compelling and confirms that this is the right partnership for our banks and for the opportunities ahead.

I will now turn the call over to John Pollok to discuss South State’s first quarter financial results in detail.

John C. Pollok

Senior EVP, CFO & Director

Thank you, Robert. As Robert mentioned, our teams have been very active risk managers, ensuring that we are taking care of the needs of our great customer base and our shareholders. Our earnings this quarter were impacted by a sizable provision of loan losses under the new implemented CECL standard due to a very different economic forecast than what we first imagined at the start of the year. Our provision for loan losses this quarter totaled $36.5 million as compared to $3.6 million last quarter. With much of the attention returning to asset quality, we have added some slides this quarter to help give you some insight into the various segments of our loan portfolio. And Jonathan Kivett, our Chief Credit Officer, will speak to many of these during the Q&A session.

We begin this economic downturn with what we believe is a very solid balance sheet with strong levels of liquidity and capital.

Beginning with Slide #16, our net income totaled $24.1 million or $0.71 per share. Excluding merger expenses, adjusted net income totaled $27.6 million or $0.82 per share. Without the impact of a much higher provision for future loan losses, our performance was very strong with growth in total revenues, as net interest income and noninterest income improved $1.6 million and $7.8 million, respectively.

On Slide #17, you can see our net interest margin increased 4 basis points linked quarter to 3.68%, as the yield on earning assets was unchanged, and our cost of funds declined 4 basis points. Total interest-earning assets advanced a little over $200 million, with average loan growth of over $140 million, as seen on Slide #18.

During mid-March, with uncertainty surrounding COVID-19 increasing, we added to our liquidity position, with new borrowings totaling $500 million. We anticipate much of our loan demand during the second quarter will be under the SBA Paycheck Protection Program with a current pipeline of $900 million.

Turning to Slide #19, you can see our accretion income totaled $10.9 million, up $3.5 million as the result of the adoption of CECL and the change from pool accounting. In the absence of pool accounting, any discount remaining on acquired loans will be accreted in as these loans pay down, renew or mature. Then on Slide #20, you can see the $52 million discount that remains on this $2 billion acquired portfolio.

Turning to Slide #21. Noninterest income increased by $7.8 million this quarter, with mortgage banking income $10.9 million higher. Of this amount, secondary market income was $4.8 million higher, and our mortgage servicing-related income was higher by $6.1 million. The mortgage servicing rights income was unusually high as the hedge gains significantly outpaced the decline in the fair value of the asset. This is the result of the 10-year treasury yield declining much more significantly than the overall mortgage rates during the period. Lower mortgage rates, of course, significantly increased the application activity and our team has done a fantastic job processing this additional volume.

Acquired loan recoveries no longer contribute to noninterest income in the post-CECL world, but totaled $1.2 million this quarter and now flow through the loan loss provision.

Wealth management income was $500,000 higher this quarter, and our Capital Markets Group had a strong quarter of back-to-back swap activity during this declining rate environment.

On Slide #22, you can see the net changes in all noninterest expense categories. Excluding merger-related expenses, adjusted noninterest expense increased $4 million, about $2 million of which resulted in higher FICA taxes in the new year. The other expense category was also higher by $2.4 million as it related to higher amortization expense of passive loss investments, which has a positive impact on the income tax expense.

Slide #23 shows our efficiency ratio increased slightly to 62.1% from 61.6% last quarter. Adjusted for merger expenses, the efficiency ratio decreased to 59.7% from 60.7%, primarily due to a $9.3 million increase in total revenues.

Tangible book value, as shown on Slide #24, declined $1.12 linked quarter, primarily due to the adoption of CECL. Until the impacts of the COVID-19 on our economy are in the rearview mirror, we do not anticipate any share purchase reactivity at this time.

I will now turn the call over to John Corbett, CEO of CenterState.

John C. Corbett

President, CEO & Management Director

As a reminder, we are conducting this call remotely, and I ask that you please direct your question to the appropriate individual you would like to respond. This concludes our prepared remarks, and I would like to ask the operator to open the call for questions.

Question and Answer

Operator

[Operator Instructions] Today’s first question comes from Stephen Scouten with Piper Sandler.

Stephen Kendall Scouten

Piper Sandler & Co., Research Division

I guess my first question would be maybe for both teams, but I guess maybe first for South State, and that is 100% of the lodging portfolio under deferral, I’m wondering, with that portfolio as well as maybe all the deferred loans in particular, how much of that was you guys reaching out to customers versus inbound calls requesting deferrals? And then why you think there haven’t been more deferrals as a percentage basis for the consumer kind of resi book? I’ve seen kind of various things from different companies this quarter, but it seems like a pretty large percentage at like 89% on the commercial side.

Robert R. Hill

CEO & Director

Stephen, this is Robert. I’ll start, and then we’ve got Jonathan Kivett, our Chief Credit Officer. I’ll turn it over to him. But I think you can take multiple strategies on these — on deferrals. So when the — we when we knew certain segments were going to get hit, we were talking to those customers instantly. And these are — like taking the hotel book, for example, these aren’t national hotel operators. These are local operators who’ve mostly raised local equity with local investors and have really good liquidity and low loan-to-value. So we know these people very well. So we engaged with them. It wasn’t a needs-based approach. It was really — we know that the next 90 days are going to be tougher for the hotel industry.

Let’s defer for 90 days. During that time, let’s engage. Let’s get information. Let’s make sure we understand your liquidity position, what you take to breakeven and how we come up for air in the next 90 days. So that was the philosophy behind it. So it was, I’d say, really all proactive on our part to help those customers kind of bridge the gap to get to the other side.

Jonathan, I’d turn it over to you for any additional color.

Jonathan S. Kivett

Chief Credit Officer

No, I think that’s right, Robert. The commercial — the numbers, the commercial at 90% are almost exclusively based on outbound calling, just being proactive, particularly in those industries, the hotels, retail and restaurant industries, I think on the consumer book, I think the reason those numbers are a little bit lower is, is that is more reactive. We just haven’t been as proactive in calling and making those outbound calls.

Stephen Kendall Scouten

Piper Sandler & Co., Research Division

Okay. And maybe, I don’t know, Will, if you might be able to comment on kind of the similar ideology in terms of the deferrals and thoughts on consumer deferrals moving forward?

William E. Matthews

CFO & Executive VP

That’s probably better answered by John or Dan.

John C. Corbett

President, CEO & Management Director

Yes. Steve, this is John. Dan, many of you don’t know, Dan. Dan has been the Chief Credit Officer here at CenterState for about a decade. Prior to that, Dan was the Head of Special Assets for RBC for Florida. And then even before that, he worked with Richard and Will back at the Alabama National. So Dan has been with us in a combined team for a long, long time. Dan, you want to address that?

Daniel E. Bockhorst

Chief Credit Officer

Yes. Very similar to what Robert and Jonathan indicated, very proactive on the commercial side and more reactive on the consumer side. And expect that the consumer side will be — continue to be somewhat stable and muted.

Stephen Kendall Scouten

Piper Sandler & Co., Research Division

Okay. So Dan, you don’t expect to see any increases on the consumer side, resi mortgage, or I guess, auto? I mean do you think that could continue to escalate throughout the quarter — throughout the coming quarters?

Daniel E. Bockhorst

Chief Credit Officer

We’ve seen a noticeable kind of leveling and drop-off of the deferral requests. Those that have been impacted and have been impacted already. We have very little exposure on consumer side for auto or any of those smaller-dollar consumer- type loans.

Stephen Kendall Scouten

Piper Sandler & Co., Research Division

Okay. Great. Very helpful. And then maybe, I don’t know if this is Will or John, but curious if you could give us any kind of visibility, and I know this is hard input, to where you think the combined NIM could basically shake out at this point? I mean, there’s a lot of moving parts, obviously, heading in the next quarter with rates, but just kind of get some kind of directional thoughts on where the combined NIM together and how we can think about that.

John C. Corbett

President, CEO & Management Director

Yes. Stephen, this is John. I’m going to let Steve Young answer that.

Stephen Dean Young

Executive VP & COO

Sure, Stephen. Both — and I wouldn’t want to speak for South State here. But from a CenterState perspective, we were pretty pleased with how the NIM shook out this quarter. The core NIM was only down 3 basis points. And I think that really reflects — we couldn’t — we can’t help what’s going on on the asset side, but there is a real discipline from both banks around our core funding. As well as we can control, we can control. So there’s been a lot of effort to reduce rates on the deposit side. So to give a prediction from here is difficult as we know because the environment is a little uncertain. But I guess from a — if we look backwards, I think we’re really pleased at CenterState on how the core margin — I think we were at 3.74%. And maybe John Pollok, you want to talk to South State’s margin in the past. But obviously, in the future, margin is going to be a little bit more challenging. But I do think the balance sheets are a little bit bigger, which will help offset some of that. But John, do you have any comments?

John C. Pollok

Senior EVP, CFO & Director

Sure. I appreciate the question, Stephen. I’d say a couple of things. I think, first, as we’ve talked a lot about over the past 6 months, as we knew going into the first quarter of this year, the impact of CECL on our margin, as we’ve talked about, the discount now, it’s coming through faster. I think a slide that you ought to look at, Stephen, really, it’s in both decks on Page 20 of both of our decks, we show you the discount. So that discount that we each have, $52 million for us, about $81 million for CenterState, that accretion is going to keep coming through, and it’s going to come through probably faster. So that clearly is having a positive impact on the margin. Now as we all know, there’s clearly going to be pressure with the way rates have come down.

But let’s talk about the funding side a second. So you can kind of see in terms of our cost of funds kind of for the quarter has gotten down to 59 basis points. Well, if you look at March now, just kind of carve out, March is down to 53. So we’re seeing, really on the funding side, a lot of relief there. We’re getting tons of funding. In fact, our deposits are up over $1 billion since the end of the quarter. And then obviously, we got these PPP loans that have come through. We both got a big slug of that. So trying to model that, Stephen, the fees are going to run through the margin. 70% of those loans probably get forgiven in the next few months and then you’ll kind of have a tail off of that. So a lot of — definitely a lot of moving pieces around it. But got to have good core funding in this environment. And we continue to see good opportunities. I think as both teams mentioned, we played some offense on the PPP side to get new customers.

Stephen Kendall Scouten

Piper Sandler & Co., Research Division

Okay, great. And maybe just one last one for me. Curious, John, maybe if you could comment on expectations around service charge revenues. Obviously, that’s a pretty big chunk of noninterest revenue for you guys. I’m just curious how you think that could play out with maybe fees being forgiven or less activity on cards and other things of that nature?

John C. Pollok

Senior EVP, CFO & Director

This is John Pollok. I guess I’ll start with that. I’d say let’s just think about the PPP fees for a minute, is we’re going to be, after expenses, north of $20 million. Now that doesn’t — these contracts are written in pencil, right, so the rules continue to change. So are we going to have to put up a loan loss reserve? Stephen, I’m not 100% sure, but $20-plus million in fees clearly pays a lot of bills that we’ve all been experiencing. I know CenterState could comment on their number. But clearly, that’s going to help in terms of the — trying to pay for all that.

Stephen Kendall Scouten

Piper Sandler & Co., Research Division

And yes, I guess I meant more like deposit account fees and just like directionally, if that — we should see a big drop off there?

John C. Pollok

Senior EVP, CFO & Director

Well, they will be tougher. I mean, clearly, the consumer is out less. The bottom line is the unemployment rate is going to drive a lot of these things. What the charge-offs are, what the fee income is, the consumer is clearly getting a lot more cash right now. They’ve gotten a few stimulus checks. But I think you’re seeing with all people, they’re kind of being a little bit more stingy with their cash and kind of holding on to that. But yes, it should have some impact, I would think, on those fees, Stephen.

Operator

Our next question today comes from Catherine Mealor, KBW.

Catherine Fitzhugh Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

Wanted to see, and maybe we can — I guess I’ll direct it maybe to John first and then to Will, just to talk about the economic assumptions that went into your calculation for the provision and your reserve build this quarter, and then how you think about how maybe some of those economic assumptions have changed since quarter-end. Just kind of to help us get a sense as to how you’re thinking about what kind of level of future reserve builds that we may see.

John C. Pollok

Senior EVP, CFO & Director

Well, this is John. I’ll start, Catherine. Yes, when we have developed our CECL model, we use Moody’s analytics kind of for the economic forecast. So obviously, Moody’s has put out 3 different forecasts, 1 on the 10th, the 20th and then the 27th of March, and then we didn’t really get the final until April 2. So we’re kind of using the Moody’s baseline COVID-19. It’s got, clearly, a recession in the first part of the year, unemployment going up to 9% in the second quarter, kind of peak to trough GDP about negative 6%. Hopefully, a partial bounce back in the third quarter. And then I think the key number in that forecast is when does full employment come back, and in that forecast, it’s 2023. So you kind of have that, that kind of helps you accumulate the data.

I’d say, Catherine, so you got that piece, I think how we’re thinking about it. Clearly, predicting the future is a complete guess in this environment. Nobody really knows today. I think unemployment is clearly the key. Was the key last time how unemployment goes is how past dues are going to go and how defaults are going to go. We’ve obviously had an instant shock of supply and demand. And then finally, a lot of people like to use letters. Well, we clearly don’t think it’s a V. I hope it’s not an L. It feels like it’s more of a kind of a wider U or it might be a W. And what I mean by W is stimulus comes in, we kind of see an uptick, and then we see a downtick as we kind of rationalize some of these businesses. So that’s how we kind of think about it. I think in the second quarter, clearly, I guess I’m going to get 3 more forecasts from Moody’s this quarter, so I’m sure they’ll all be a little different. But I think our view is, we would continue to see some pressure in the second quarter, but still a little bit of time to play out. So with that, I’ll kind of toss it over to Will.

William E. Matthews

CFO & Executive VP

Yes. Thanks, John. Yes, Catherine, our models are not exactly the same, but they share a lot of the same components. We also use the Moody’s baseline COVID forecast. And as John said, that has been changing on a very rapid basis.

And then within that, the factors that are probably most correlated with loan defaults and provision expense would be unemployment, number one, housing price index, CRE price index, homeowner vacancy rate, things like that.

And I’ll echo what John said and what I think a lot of other banks have said, which is that at March 31, based on the information available, everybody felt that their provision was appropriate and they’re allowance is appropriate. If we get the same type of changes daily, weekly, that we’ve gotten before, it’s likely that we get on to June 30, you’ll see the industry, ourselves included, continue to build reserves because it doesn’t look like the economic forecast at this point are getting any brighter. Last comment I’ll make is just to remind ourselves as much as you that these are models and — built off historical data, in many cases, different underwriting practices going into them. Today, it’s a geography question because the capital moved from Tier 1 to Tier 2. And our hope is that it doesn’t flush out of Tier 2 into losses, but time will tell and our ability to manage through the crisis will govern that as well.

Catherine Fitzhugh Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

Okay. That’s very helpful. And maybe a follow-up. Just as you’re thinking about the merger, any updated thoughts on how you’re kind of thinking about that CenterState’s loan mark, and kind of balancing reserve builds from this quarter and next quarter before the deal closes versus an updated mark upon closure?

William E. Matthews

CFO & Executive VP

Yes. Catherine, I’ll start with that, and John may jump in. We’ve been talking together on this. As we just alluded to, the economy has changed a lot since we first modeled this deal when we announced it in late January. And we will model our book at close. And so — because that’s the proper way to do it. And certainly, times are changing like this, you need to wait until close. But clearly and logically, given the change in economic forecasts, the credit mark should increase from what we originally modeled. Additionally, it’s likely that the percentage of PCD loans would also increase, which would mean that the double counting impact of the non-PCD loans would decrease. CDI is likely to be lower today than it was before. Rate mark is likely to be lower today than it would have been before. So if that’s all still true at close, those are some of the directional impacts. I’ll also remind you, just looking back to our modeling though, we’re — our combined CECL reserves, the 2 companies at March 31 were some $105 million higher than what was in the original merger model. But — so we’re not yet ready to say what the revised marks will be, and we won’t really be able to do that until we’re at close. But those are directionally, I think, where you should be thinking about it. John, do you have any additions?

John C. Pollok

Senior EVP, CFO & Director

I think that — I agree with your comments.

Operator

[Operator Instructions] Our next question comes from Michael Rose at Raymond James.

Michael Edward Rose

Raymond James & Associates, Inc., Research Division

Just wanted to dig into the restaurant book a little bit. I know some of the markets in Florida, John, are obviously diverse, Orlando, a little bit more travel and tourism. Tampa, a little bit more business oriented. But I guess I was a little bit surprised to only see 35% deferral at this point. So can you give a little color on — and I’m sorry if I missed it, but on the concepts, the split between fast casual and maybe fast food and et cetera? Just any sort of color there would be great.

John C. Corbett

President, CEO & Management Director

Yes, sure. The nice thing is we’re going into this with — without concentration there. I think it’s 3% or a little bit less than 3%, but I’ll ask Dan to address that. Dan?

Daniel E. Bockhorst

Chief Credit Officer

Yes. To give you kind of some overview on the restaurant side. Our top 2 exposures are Darden and 3 of the top 10 are Darden. We all have — we have good, strong guarantors. If you look at the top 25 credits, 7 requested deferrals. Four of those, the guarantors have high 7-figure or higher liquidity. And so we are seeing a little bit of borrowers, guarantors accepting a deferral when there’s probably not a short-term need for that based on that guarantor support. And we do skew higher to the quick service, the Chick-fil-A’s, some of those type restaurant credits as well.

Michael Edward Rose

Raymond James & Associates, Inc., Research Division

Okay. That’s very helpful. And then maybe just on the retail CRE book, which is obviously a little bit bigger, 23% on deferral. Can you just give some color there on whether it’s type of store, location, geography breakdown? Just a little bit more color you guys are comfortable on why you feel that, that portfolio will hold up.

Daniel E. Bockhorst

Chief Credit Officer

Yes. Happy to do that. I think our disciplined underwriting and approach to lending will pay off, especially in this sector.

Our guiding principles have always been cash equity, guarantor liquidity, dealing with borrowers who were successful in the last downturn, relationship-driven. Our typical center, the neighborhood center, it’s going to be in dense markets with barriers to entry. A good example would be a neighborhood center in Boca Raton. You got the ocean on one side, the everglades on the other. It’s going to be dense and where the demand for the services will continue for the long term. A good example of some of the tenant exposure in these type of centers, Dollar General, Pizza Hut, Allstate Insurance, they’re all in the top 10. These are national-type tenants that are going to have long-term need for these local communities.

Michael Edward Rose

Raymond James & Associates, Inc., Research Division

Okay. And maybe just one final one for me. Just maybe for Steve on the correspondent banking business. Obviously, some good numbers this quarter. Just in the very near term, would you expect any sort of change in activity levels within the various components of the business?

Stephen Dean Young

Executive VP & COO

Yes. Thanks, Michael. Just back up for a second on the correspondent business and really just on these fee income businesses that John and Will both talked about. Big picture, a few years ago, we wanted to make sure we built the bank to have diversified revenue streams in any rate environment. And just if you look at this quarter, our net interest income to revenue was around 73%, which means we had 27% worth of noninterest income. A year ago, March of 2019, our net interest income represented 80% of our revenue. So what it does is it really hedges these businesses, really hedge the downside risk to margin and rates. As it relates to correspondent, it is a real — it’s a record quarter. Our interest rate swap business was up from the fourth quarter, which was a record quarter, about $2.9 million. We also were pleased to see our fixed income business increased about $1.7 million. So that was about $4.5 million is your number there. In the future, as we think about it, coming off a record quarter, you’re not going to be able to do that every quarter, but we think the fixed income should continue to be a real positive. The interest rate swap business will slow down as new purchases will not be as robust. You will have some refinances, but we see that business slowing down some, but still at a higher elevated pace. So hopefully, that helps you.

Operator

And our next question comes from Christopher Marinac at Janney Montgomery Scott LLC.

Christopher William Marinac

Janney Montgomery Scott LLC, Research Division

We really appreciate all the information that both companies provided on the disclosures. I just wanted to ask more about kind of the deferrals. And to what extent do we see that translate over time into criticizing classified loans? Or do you think that we’ll see some catch-up on those loan grades by the end of next quarter? Or will it take longer for that to play out?

John C. Corbett

President, CEO & Management Director

Chris, this is John. Jonathan, you want to take a stab at that and then maybe Dan can follow-up?

Jonathan S. Kivett

Chief Credit Officer

Yes, sure. I think initially, initially, we’re not going to see that change in grade. I think over time, and I think that’s the question is, how long is it going to take? I would say, over the next 2 quarters, you’re going to start to see that catch up. So most of the borrowers are under a 90-day P&I deferral. So that P&I deferral, probably, the vintage of that is, call it, mid- March. So you’re talking about mid-June for the deferral to come to an end. And then we’re going to obviously be having ongoing conversations. But I think at the end of that deferral period, you’re going to have, so call it, late second quarter, early third quarter, you’re going to really start to know. And hopefully, we’re a little further through this pandemic. We got a better understanding of how the economy is going to get kicked back into gear. And the long-term outlook for some of these businesses is going to be better so — and these industries. So we’ll know a lot better. So I think Q2 — into Q2 might be a little early, but I’m certainly thinking that Q3, we’ll have a real good gauge on long-term prospects and grades.

John C. Corbett

President, CEO & Management Director

Dan?

Daniel E. Bockhorst

Chief Credit Officer

Yes, I’ll echo some of the same timing of Jonathan, remind everybody, from a regulatory perspective, the regulators gave guidance at — 6 months was kind of a time frame that they were looking at before something would be classified as a TDR. The majority of ours are in a 90-day deferral. At the end of that 90 days, we’ll evaluate if another 90 days is needed. At that time, maybe there’s an opportunity to shore up with additional collateral, additional guarantor support. I would say that a lot of the ones that are getting deferrals do have solid guarantor support with strong liquidity, where we don’t think there’s going to be a significant impact to the risk rating long term.

Robert R. Hill

CEO & Director

And Chris, this is Robert. I’d just kind of add-on to what they said. I think trying to draw a correlation between deferral and loss or problem loans at this stage, it’s just not really a leap you can make. I think it’s a really — it’s a unique situation. We’re handling some industries in a unique way. But I think as Dan said well, the guarantor support and the liquidity that they have we feel really good about. In fact, the larger ones are the ones that are really well positioned. And most of these are — have significant equity and significant guarantor strength.

So some of the smaller ones actually could be the ones that struggle. So I think that’s why it gets back to trying to make a correlation between the 2. Most of our markets don’t have significant COVID impact, it’s not Manhattan, so — where you’ve obviously got — you’ve got a significant impact. So we feel like over a certain period of time, these businesses will begin to reopen and be able to operate and pay principal interest on a normal payment without having 80% occupancy like they used to. So I think that’s why we felt like we needed a proactive, engaged approach with the customer was just a better approach. And I just think it’s way too early to try to draw a correlation between the deferrals and any future problem assets.

Operator

And our next question today comes from Jennifer Demba at SunTrust.

Jennifer Haskew Demba

SunTrust Robinson Humphrey, Inc., Research Division

Question for Will. Will, does all that’s going on right now with the pandemic and the shutdown, does that change at all the timing on the merger cost saving? Now you said the closing should happen on time.

William E. Matthews

CFO & Executive VP

Yes, Jennifer, I think you’re going to hear a theme depending upon how many questions we take today that we’ll state a couple of things. One, we’re focused on our teams, and we’re focused on our customers. And you’ll also hear us say that we think this is a pretty significant opportunity, really a generational opportunity for us to seize the moment to strengthen our bonds with our customers and with our team members.

And obviously, as John alluded to, when he talked about the PPP process, we’ve had to all convert an assembly line that’s used to churning out a certain number of larger units per day into one churning out multiple, multiple, multiple numbers of smaller units with different forms and whatnot a day and done a great job of doing that. So we’ve been focused on those things. So we have delayed some of our integration planning as part of that. We’re — but if you recall from our early announcement, we weren’t expecting to achieve much — the bulk of the cost saves until sometime mid next year. We do have a conversion date as you see in the deck in the early second quarter of next year, we — or sometime in the second quarter. That is really going to drive a lot of the cost saves.

So while I think we’re more focused right now on taking this opportunity to build bonds with 2 very important constituents, we are still very focused on the benefits that this merger affords us in cost saves to both entities, and particularly in a time where pretax pre-provision income may be more challenging for some. We are very, very glad to have that opportunity to help boost our profitability when we get through conversion.

Jennifer Haskew Demba

SunTrust Robinson Humphrey, Inc., Research Division

Do the circumstances now with using the physical branches less and doing it more in drive through or by appointment, does that make you rethink your — I know you don’t have a lot of branch overlap between the 2 companies, but does that make you rethink the branch network longer term?

William E. Matthews

CFO & Executive VP

Yes. I’d say — go ahead.

John C. Corbett

President, CEO & Management Director

Yes, Jennifer, this is John. And maybe Robert would have a thought here as well. My guess is that this pandemic is going to change and accelerate the way a lot of things occur. And I think it really will be an acceleration of an adoption of the digital channels that we’ve all been working towards. So I don’t know that there’s anything immediate in our thought process relative to branches, but I do see an acceleration of the path that we were already on. Robert, anything to add there?

Robert R. Hill

CEO & Director

Similar to John’s comments. I mean, I think, Jennifer, just to maybe talk about just the deal overall, not just the expense save number is, I think when John and I were talking about this over the last couple of years, we kind of both felt that we were at the end of the cycle. Now we obviously — what we’re going through right now, nobody could have recognized. But clearly, we’re in the cycle. And one of the things that we had hoped by putting our companies together was that we could — whatever economic downturn there was, be it deeper or shallow, that we would come out the other side stronger. So there’s kind of the short-term economic impact that we have an opportunity to manage through.

There’s the long-term change in the whole business model. And we’re hearing that not just from ourselves and our bank, but from our customers as well. They’re looking at the short-term economic impact, but the long-term structural impact for their businesses. So one of our challenges was, how do you make this thing — how do you digitize more of the bank? And we have encouraged, pushed, had adoption and over a 3- or 5- or 7-year period, we thought we could really make some good gains there. Well, this is going to accelerate it significantly. So just data points, but March of this year, we did 90%

more in digital deposits than we did in March of last year. Zelle was 200% increase. And so we’re seeing how we can run this company in a very different way in how the adoption of these digital products is going to accelerate. So I think that all the things we thought would happen, there’d be a downturn, that there would be digital adoption. I just think all those things are going to happen, but just at a much faster pace, and create some opportunities for us along that path.

Operator

And our next question today comes from Kevin Fitzsimmons at D.A. Davidson.

Kevin Patrick Fitzsimmons

D.A. Davidson & Co., Research Division

I just had a quick follow-up question. I believe it was John that mentioned earlier about the origination fee coming through, whether that’s in third quarter or some a little later and that, that pays a lot of bills. And so just in that line of thinking, should we not be viewing that as necessarily flowing to the bottom line, that some of that can be used for incremental expenses that you’ll have, whether that be compensating some of your front line employees, whether it be additional reserve building like you referred to? Just how we should be looking at that.

John C. Pollok

Senior EVP, CFO & Director

Yes. This is John Pollok. To be clear, so that 20 — a little over $20 million pays really for all the expense with it. The only caveat, as you know, the rules continue to change. And so would we have to establish a loan loss reserve? So I think our view today is 70% of that fee will come through the next couple of quarters, and then 30% or so would come back over the next year to 1.5 years as the loans repaid. But clearly, it’s net of the operating expenses.

Stephen Dean Young

Executive VP & COO

Yes. And Kevin, this is Steve. The same view we would have as far as how that gets forgiven over time is the least what we know today. The CenterState number, depending on funding, could be in the mid-30s after expenses. So — but that’s going to happen, as John mentioned, over time, so hard to really predict it.

William E. Matthews

CFO & Executive VP

And I’ll just add on this, Will, that you asked about provision. Obviously, the level of provision expense is uncorrelated with that. I mean, it certainly provides another source of revenue that could help fund any necessary provision expense, but those will be independent decisions from one another, of course.

Kevin Patrick Fitzsimmons

D.A. Davidson & Co., Research Division

Got it. And then just one quick follow-up on deferred loan process. You detailed before how you’re proactively reaching out to customers and some of those at-risk industries. But for larger credits that come to you guys, are you going through some kind of credit-driven process in terms of scrutinizing that? Just trying to get a sense of what you’re going through.

John C. Corbett

President, CEO & Management Director

Maybe, Dan, you want to start there?

Daniel E. Bockhorst

Chief Credit Officer

Yes. We’re taking a disciplined approach on analyzing that, having honest, frank discussions with clients, making sure that they’re using their liquidity first, in some cases, before they’re relying on the bank. So yes, we’re going through a process to make that determination.

John C. Corbett

President, CEO & Management Director

Jonathan, anything to add?

Jonathan S. Kivett

Chief Credit Officer

No. Same here. We’re just kind of relationship banking. We’re having one-on-one conversation with these borrowers, and we’re working with them to understand their capital needs, their prospects for the industry. And we’re just working with it on a — really on a case-by-case basis.

Operator

There are no further questions. So I’d now like to turn the call back over to John Corbett.

John C. Corbett

President, CEO & Management Director

All right. Thank you again for calling in this morning. This is certainly unique times that we’re living through. We are planning on participating virtually with the D.A. Davidson Conference and the SunTrust Conference in May. So we hope to talk to many of you then. Have a great day.

Operator

This concludes today’s conference. You may now disconnect your lines, and have a wonderful day.

Disclaimer

The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice.

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Forward-Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements about the benefits of the proposed merger of South State and CenterState, including future financial and operating results (including the anticipated impact of the transaction on South State’s and CenterState’s respective earnings and tangible book value), statements related to the expected timing of the completion of the merger, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.  Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “scheduled,” “plans,” “intends,” “anticipates,” “expects,” “believes,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of South State or CenterState to differ materially from any results expressed or implied by such forward-looking statements.  Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the merger, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses, (5) the failure to obtain the necessary approvals by the shareholders of South State or CenterState, (6) the amount of the costs, fees, expenses and charges related to the merger, (7) the ability by each of South State and CenterState to obtain required governmental approvals of the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), (8) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the merger, (9) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger, (10) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (11) the dilution caused by South State’s issuance of additional shares of its common stock in the merger, (12) a material adverse change in the financial condition of South State or CenterState, (13) general competitive, economic, political and market conditions, (14) major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks, including the recent outbreak of a novel strain of coronavirus, a respiratory illness, the related disruption to local, regional and global economic activity and financial markets, and the impact that any of the foregoing may have on South State or CenterState and its customers and other constituencies, and (15) other factors that may affect future results of CenterState and South State including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.  Additional factors which could affect future results of CenterState and South State can be found in the registration statement on Form S-4, as amended, as well as South State’s Annual Report on Form 10-K, as amended, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and CenterState’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov.  CenterState and South State disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

Important Information About the Merger and Where to Find It

South State has filed a registration statement on Form S-4 and an amendment thereto with the SEC to register the shares of South State’s common stock that will be issued to CenterState’s shareholders in connection with the transaction.  The registration statement contains a joint proxy statement of South State and CenterState that also constitutes a prospectus of South State.   The registration statement on Form S-4, as amended, was declared effective by the SEC on April 20, 2020, and South State and CenterState commenced mailing the definitive joint proxy statement/prospectus to their respective shareholders on or about April 20, 2020.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (AS WELL ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER AND RELATED MATTERS.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by South State or CenterState through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of South State or CenterState at:

South State Corporation	CenterState Bank Corporation
520 Gervais Street	1101 First Street South, Suite 202
Columbia, SC 29201-3046	Winter Haven, FL 33880
Attention: Investor Relations	Attention: Investor Relations
(800) 277-2175	(863) 293-4710

Participants in Solicitation

South State, CenterState and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the shareholders of each of South State and CenterState in connection with the merger.  Information regarding the directors and executive officers of South State and CenterState and other persons who may be deemed participants in the solicitation of the shareholders of South State or of CenterState in connection with the merger is contained in the definitive joint proxy statement/prospectus related to the proposed merger.  Information about the directors and executive officers of South State and their ownership of South State common stock can also be found in South State’s definitive proxy statement in connection with its 2019 annual meeting of shareholders, as filed with the SEC on March 6, 2019, and other documents subsequently filed by South State with the SEC, including, but not limited to, Amendment No. 1 to South State’s Annual Report on Form 10-K/A, as filed with the SEC on March 6, 2020.  Information about the directors and executive officers of CenterState and their ownership of CenterState common stock can also be found in CenterState’s definitive proxy statement in connection with its 2020 annual meeting of shareholders, as filed with the SEC on March 10, 2020, and other documents subsequently filed by CenterState with the SEC.  Additional information regarding the interests of such participants is included in the definitive joint proxy statement/prospectus and other relevant documents regarding the merger filed with the SEC.